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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D-A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SOLEXA, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
83420X 10 5
(CUSIP Number)
Christian G. Cabou
Senior Vice President and General Counsel
Illumina, Inc.
9885 Towne Centre Drive
San Diego, CA 92121
(858) 202-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Illumina, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	33-0804655

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1.      Security and Issuer
     This Amendment No. 1 to the initial Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Solexa, Inc., a Delaware corporation (the “Issuer” or “Solexa”). The address of the principal executive offices of the Issuer is 25861 Industrial Boulevard, Hayward, California 94545.
Item 3.      Source and Amount of Funds or Other Consideration
     On January 26, 2007, Solexa became a direct wholly-owned subsidiary of Illumina, Inc., a Delaware corporation (“Illumina”), upon the consummation of the merger (the “Merger”) of Callisto Acquisition Corp., a Delaware corporation and direct wholly-owned subsidiary of Illumina (“Merger Sub”), with and into Solexa, as contemplated by the Agreement and Plan of Merger, dated as of November 12, 2006 (the “Merger Agreement”), among Illumina, Merger Sub and Solexa.
     Pursuant to the Merger Agreement, each share of Common Stock outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) was converted into the right to receive 0.344 of a share of common stock, par value $0.01 per share, of Illumina, and each share of Solexa Common Stock ceased to be outstanding and was canceled and retired and ceased to exist. Each issued and outstanding share of common stock of Merger Sub (which consists of 1,000 shares, all of which are owned by Illumina) was converted into and became one share of common stock of the surviving corporation, Solexa.
Item 4.      Purpose of Transaction
     (a)-(b)      As described in Item 3 above, this Statement relates to the Merger of Merger Sub with and into Solexa in a statutory merger pursuant to the Delaware General Corporation Law and the Merger Agreement. Upon consummation of the Merger, the separate existence of Merger Sub ceased, and Solexa became a direct wholly owned subsidiary of Illumina. Holders of outstanding Solexa Common Stock received the consideration specified in Item 3 in exchange for each share of Solexa Common Stock held by them. Each share of issued and outstanding common stock of Merger Sub, all of which are owned by Illumina, was converted into and became one share of common stock of the surviving corporation, Solexa.
(c)      Not applicable.
(d)      Upon consummation of the Merger, the directors and officers of Merger Sub immediately prior to the Merger became the directors and officers of Solexa.
(e)      Other than as a result of the Merger described in Item 3 above, not applicable.
(f)      Not applicable.
(g)      At the Effective Time of the Merger, the Certificate of Incorporation of Solexa was amended and restated in its entirety to read identically to the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time, provided that Article I was amended to read “The name of the Corporation is Solexa, Inc.” The Bylaws of Merger Sub in effect immediately prior to the Effective Time became the Bylaws of Solexa.
(h)-(i)      Upon consummation of the Merger, Solexa Common Stock was delisted from the Nasdaq stock market and a Form 15 was filed with the Securities and Exchange Commission seeking termination of its registration.
(j)      Not applicable.
Item 5.      Interest in Securities of the Issuer
(a)      Following the Effective Time of the Merger, Illumina is the beneficial owner of 1,000 shares of common stock of Solexa, representing 100% of the outstanding common stock.
(b)      Number of shares as to which Illumina has:

          (i) sole power to vote or direct the vote: see line 7 of the cover sheet.
          (ii) shared power to vote or to direct the vote: see line 8 of the cover sheet.
          (iii) sole power to dispose or to direct the disposition: see line 9 of the cover sheet.
          (iv) shared power to dispose or to direct the disposition: see line 10 of the cover sheet.
(c)      Pursuant to the terms of the Merger Agreement, at the Effective Time, all Solexa Common Stock outstanding prior to the Effective Time owned by Illumina was canceled pursuant to Section 3.1(b) of the Merger Agreement. As a result, Illumina canceled the 5,154,639 shares of Solexa Common Stock it owned at the Effective Time. As described in Item 3, the 1,000 shares of Merger Sub common stock owned by Illumina became the issued and outstanding common stock of Solexa following the consummation of the Merger. No other transactions in Solexa Common Stock were effected by Illumina during the 60 days preceding the date of this Statement.
(d)      Not applicable.
(e)      Not applicable.
Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than as described elsewhere in this Statement and as previously reported, Illumina has no understandings, arrangements, relationships or contracts relating to Solexa Common Stock which are required to be described hereunder.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILLUMINA, INC.
By:	/s/ Christian O. Henry
Christian O. Henry
Senior Vice President and Chief Financial Officer

Dated: February 2, 2007